January 31, 2011
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Allegheny Technologies Incorporated Registration Statement on Form S-4 Filed December 27, 2010 File No. 333-171426
Dear Ms. Long:
     We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated January 21, 2011 regarding the Registration Statement on Form S-4 filed by Allegheny Technologies Incorporated (“ATI”) on December 27 2010 (File No. 333-171426) (the “Form S-4”). Set forth below are the Staff’s comments and our responses. We also call to the Staff’s attention that ATI has filed Amendment No. 1 to the Form S-4 on the date of this letter.
     Pursuant to Rule 418 of the Securities Act of 1933, as amended, the Company requests that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.
Registration Statement on Form S-4
General
COMMENT NO. 1:
Please note that if you update your financial information, and as a result, significance test thresholds are exceeded, you will need to provide pro forma financial statements and comparative financial data tables.
RESPONSE:
     We acknowledge the Staff’s comment and will provide appropriate pro forma financial statements and comparative financial data tables to the extent that we update financial information in the Form S-4 and such update results in significance thresholds being exceeded.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

COMMENT NO. 2:
Please provide us with copies of all materials prepared by Baird and shared with the Ladish board of directors and their representatives. This includes copies of the board books and all transcripts and video presentations.
RESPONSE:
     We supplementally are providing the Staff with copies of all materials prepared by Robert W. Baird & Co. Incorporated (“Baird”) and shared with the board of directors of Ladish Co., Inc. (“Ladish”) and its representatives. Baird has indicated that its May 4, 2010 presentation as a preliminary presentation and is superseded by its November 16, 2010 presentation.
COMMENT NO. 3:
Please provide us with all financial projections and forecasts prepared by Ladish that were used by Baird in preparing the analysis relating to its fairness opinion. As one example, we note the disclosure in Baird’s fairness opinion that it reviewed “financial forecasts concerning the business and operations of [Ladish] as prepared and furnished to [Baird] for purposes of [Baird’s] analysis by [Ladish’s] management . . . as well as the contemplated synergies associated with the Merger as prepared and furnished to [Baird] for purposes of [Baird’s] analysis by [Ladish’s] management.” In addition, we note that Baird reviewed certain potential pro forma financial effects of the merger that were prepared by Ladish and furnished to Baird. Please note that these projections must also be disclosed in your filing.
RESPONSE:
     We also added disclosure of the financial projections that Ladish’s senior management prepared and provided to Baird in connection with Baird’s preparation of its fairness opinion and related financial analysis on pages 43-44 of Amendment No. 1 to the Form S-4. Further, we understand that Ladish also orally informed Baird of Ladish’s belief that the combined company could realize approximately $30 million of incremental annual income by ATI supplying Ladish with material volumes that Ladish currently purchases from ATI’s competitors. We also understand that Ladish did not estimate, or provide Baird with any estimate of, the amount of any other cost reductions, vertical integration benefits or other synergies that the combined company might realize.
COMMENT NO. 4:
Please note that all exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with you next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.
RESPONSE:
     We acknowledge the Staff’s comment and have filed all exhibits to the Form S-4.
Proxy Statement/Prospectus Cover Page/Letter to Shareholders
COMMENT NO. 5:
Please revise your description of the merger to describe the transaction in clear, plain English. Please state simply that Allegheny will acquire you through a merger and you will cease to be a public company.
RESPONSE:
     We have revised the description of the merger on the proxy statement/prospectus cover page to simplify the description of the merger in accordance with the Staff’s comment.
COMMENT NO. 6:
Because this letter to shareholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards’ recommendation here and elsewhere, disclose with equal prominence that board members will directly benefit from the merger.
RESPONSE:
     We have revised the disclosures on the proxy statement/prospectus cover page and Letter to Shareholders and on page iii to indicate with equal prominence that Ladish directors will directly benefit from the merger where we include the recommendation of Ladish’s board of directors.
COMMENT NO. 7:
Please disclose the total amount of securities being offered. See Item 501(b)(2) of Regulation S-K.
RESPONSE:
     We have revised the disclosure on the proxy statement/prospectus cover page to include the total amount of securities being offered.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

COMMENT NO. 8:
In addition to specifying the date by which shareholders must request copies of documents incorporated by reference into the proxy statement/prospectus, please disclose that to obtain timely delivery of such information, shareholders must request the information no later than five business days before the date they must make their investment decision. See Item 2 of Form S-4.
RESPONSE:
     We have clarified the disclosure on the proxy statement/prospectus cover page and page 93 to specify that Ladish shareholders must request copies of documents incorporated by reference into the proxy statement/prospectus no later than five business days before the date they must make their investment decision in order to obtain timely delivery of such information.
Questions and Answers about the Special Meeting, page ii
COMMENT NO. 9:
You currently repeat information in your Q&A and Summary sections. For example, you have identical disclosure regarding the United States federal income tax consequences and potential conflicts of interests for persons involved in the merger. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.
RESPONSE:
     We have revised the sections of Amendment No. 1 to the Form S-4 titled “Questions and Answers About the Special Meeting” and “Summary” in accordance with the Staff’s comment.
Q: What are the United States federal income tax consequences of the merger?, page iii
COMMENT NO. 10:
Please delete the word “generally” from this disclosure and provide a firm conclusion regarding the material federal tax consequences to investors. Please state that this is counsel’s opinion and identify counsel. Please also comply with this comment on page 2 and see our related comment below regarding your tax disclosure on page 61.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

RESPONSE:
     We have removed the word “generally” from this disclosure on pages 2 and 66 of Amendment No. 1 to the Form S-4. The disclosure previously on page iii has been removed in response to the Staff’s Comment No. 9.
Q: Do persons involved in the merger have interests that may conflict with mine as a Ladish shareholder?
COMMENT NO. 11:
Please add disclosure regarding the fact that Ladish’s executive officers will receive deferred compensation upon consummation of the merger. Please also quantify, to the extent possible, the interests that will be received by these individuals. Please also comply with this comment on pages 2, 14 and 43.
RESPONSE:
     We have added disclosure regarding the fact that Ladish’s executive officers will receive deferred compensation upon consummation of the merger on pages 3, 15 and 47. The disclosure previously on page iv has been removed in response to the Staff’s Comment No. 9.
Q: How many votes are required for the approval of each item?, page vi
COMMENT NO. 12:
Please revise your disclosure to provide the percentage of outstanding shares entitled to vote that are held by directors, executive officers and their affiliates and the number of votes required to approve and adopt the merger agreement. Please also disclose the number of votes required to approve and adopt the merger agreement on page 22 under “Stock Ownership and Voting by Ladish’s Directors and Executive Officers.” See Item 3(h) of Form S-4.
RESPONSE:
     We have revised the disclosure on (i) pages v and 23 to provide the percentage of outstanding shares of Ladish common stock that are held by Ladish’s directors and executive officers and their respective affiliates and (ii) on pages (v) and 22 to disclose the number of votes required to adopt the merger agreement.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

Q: Can Ladish terminate the merger agreement in order to accept a superior proposal to acquire Ladish?, page vii
COMMENT NO. 13:
Please revise your disclosure to specify (1) the circumstances under which Ladish may terminate the merger agreement in order to accept a superior proposal, including that the “superior proposal” must be unsolicited; and (2) the circumstances under which Ladish will be required to pay a $31 million termination fee in order to accept such superior proposal. Please also revise your disclosure elsewhere throughout the prospectus, as appropriate, including on pages 3 and 13.
RESPONSE:
     The disclosure previously on page vii has been removed in response to the Staff’s Comment No. 9. We note to the Staff that the circumstances under which Ladish may terminate the merger agreement in order to enter into a definitive agreement to effect a superior proposal, including that the superior proposal must be unsolicited, are described on page 5. We have added similar disclosure on pages 5-6 and 14 to describe the circumstances under which Ladish will be required to pay the termination fee, including in order to enter into a definitive agreement to accept such a superior proposal.
Q: Will the shareholder vote to approve the merger occur before regulatory approval of the merger?, page vii
COMMENT NO. 14:
We note that on January 4, 2011, Ladish issued a press release stating that the review period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had expired. Please update your disclosure here, and elsewhere throughout the prospectus, as appropriate, including on pages 4, 13 and 45.
RESPONSE:
     We have revised the disclosure on pages vi, 4 and 50 to reflect that the review period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired and that the required approvals have been obtained under other applicable antitrust laws. Given that no additional regulator approvals are anticipated to be required in order to complete the merger, we no longer view the referenced risk factor previously on page 13 as a material risk and have removed the risk factor.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

Summary, page 1
Opinion of Ladish’s Financial Advisor, page 2
COMMENT NO. 15:
Please disclose the amount to be paid to the financial advisor as well as the amount contingent upon consummation of the proposed merger.
RESPONSE:
     We have revised the disclosure on pages 2 and 43 to state the amount to be paid to Baird, as well as the amount that is contingent upon consummation of the merger.
Litigation Relating to the Merger, page 6
COMMENT NO. 16:
Please disclose, if true, that the termination fee would not have to be paid should the merger not occur as a result of the litigation.
RESPONSE:
     We have revised the disclosures on pages 6 and 51 to indicate that the termination fee would not be payable in the event that the merger would not occur as a result of the litigation there discussed.
Litigation Relating to the Merger, page 6
COMMENT NO. 17:
Please supplementally provide us with copies of the complaints for the lawsuits brought by and on behalf of Ladish shareholders in Wisconsin state court and in the United States District Court for the Eastern District of Wisconsin and update this information accordingly.
RESPONSE:
     We supplementally are providing the Staff with copies of the complaints for the referenced lawsuits, as they have been amended, and will update the information in the Form S-4 accordingly to reflect any material developments in the referenced lawsuits.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

The Rights of Ladish Shareholders Following the Merger Will Be Different, page 6
COMMENT NO. 18:
Concisely summarize the material differences between the rights of shareholders holding stock in a Wisconsin corporation versus a Delaware corporation. Please also comply with this comment on page 16.
RESPONSE:
     We have revised the disclosures on pages 7 and 17 to reference the material areas of difference between the rights of shareholders holding stock in a Wisconsin corporation versus the rights of stockholders holding stock in a Delaware corporation.
Risk Factors, page 12
ATI will incur significant transaction and merger-related costs in connection with the merger . . ., page 15
COMMENT NO. 19:
Please revise to also discuss the costs that Ladish will incur, and please quantify the transaction and merger-related costs for both ATI and Ladish, to the extent possible.
RESPONSE:
     We have revised the disclosure on page 16 to also discuss the costs that Ladish will incur and to quantify the transaction and merger-related costs, to the extent possible, for both ATI and Ladish.
Certain existing indebtedness of Ladish, if not refinanced, amended or repaid . . ., page 16
COMMENT NO. 20:
Please quantify the current existing indebtedness of Ladish, and discuss any plans to refinance, amend or repay such indebtedness. Further, please discuss here, or elsewhere as appropriate, the Senior Notes Offering conducted by ATI that priced on January 4, 2011 and that will be used by ATI to fund the cash portion of the merger consideration.
RESPONSE:
     We have revised the disclosure on page 17 to include a quantification of the current existing indebtedness of Ladish and to indicate that we do not have any current plans to

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

refinance, amend or repay in full such indebtedness. We also have included disclosure on page 50 to discuss our public offering of senior notes in January 2011, a portion of the proceeds of which are expected to be used to fund the cash portion of the merger consideration.
Ladish shareholders will have a significantly reduced ownership and voting interest . . ., page 16
COMMENT NO. 21:
Please provide a comparison of the percentage ownership that each Ladish shareholder currently has in Ladish with the percentage ownership they will have in ATI immediately following the merger.
RESPONSE:
     We have revised the disclosure on page 17 to compare the percentage ownership that a holder currently owning 1,000 shares of Ladish’s common stock with the percentage ownership interest that such a Ladish shareholder would have in ATI immediately following the merger.
The Merger, page 24
COMMENT NO. 22:
Please revise your disclosure to provide a detailed discussion of the negotiation of the material terms of the merger agreement including the structure of the transaction, the determination of the exchange ratio (including the decision to use a fixed exchange ratio), the termination fee, and all other material terms.
RESPONSE:
     We have revised the disclosure on pages 25-32 to include discussion of the negotiation of the material terms of the merger agreement, including the structure of the transaction, the determination of the exchange ratio (including the decision to use a fixed exchange ratio) and the termination fee.
Background of the Merger, page 24
COMMENT NO. 23:
The discussion in this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure in this regard. Please be advised that these comments are not exhaustive and that you should reconsider the background section in

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

its entirety when determining where to augment your disclosure. We may have additional comments.
RESPONSE:
     We acknowledge the Staff’s comment and have revised the disclosures in this section in accordance with the Staff’s comments.
COMMENT NO. 24:
We note your disclosures that ATI and Ladish have had a long-standing customer/supplier relationship. Please revise your disclosure to further describe the pre-existing relationship between ATI and Ladish, including quantifying both the length of the relationship and significance of the purchases that Ladish has made from ATI, as discussed on page 24. Please also describe what aspects of your historical performance and future prospects led Ladish to consider entering into strategic alternatives.
RESPONSE:
     We have revised the disclosure on page 26 to further describe the pre-existing relationship between ATI and Ladish, including quantifying the length of the relationship and the level at which Ladish has purchased products from ATI in the last two completed fiscal years. We also have described the aspects of our historical performance and future prospects that led Ladish to consider entering into strategic alternatives.
COMMENT NO. 25:
We note that in May 2009, L. Patrick Hassey contacted Kerry L. Woody to suggest that ATI and Ladish consider a potential strategic combination. Please discuss in more detail why contact was initiated at that time, including why ATI decided to pursue a business transaction at that point in time.
RESPONSE:
     We have included disclosure on page 26 to discuss why Mr. Hassey initiated contact with Messrs. Woody and Larsen at that time, including why ATI decided to pursue a business transaction at that point in time.
COMMENT NO. 26:
Please revise your disclosure to discuss the details of the August 30, 2009 conversation between Mr. Hassey and Mr. Woody, including the strategic reasons and potential benefits of combining the companies.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

RESPONSE:
     We have revised the disclosure on page 26 to discuss the details of the August 30, 2009 conversation between Mr. Hassey and Messrs. Woody and Larsen, including the strategic reasons and potential benefits of combining the companies.
COMMENT NO. 27:
We note your disclosure on page 25 that following the retirement of Mr. Woody, the Ladish board concluded that, due to management changes and the current economic climate, it was not an appropriate time to explore a strategic combination with ATI. Please expand your disclosure to discuss why the Ladish board came to this conclusion, including why the management changes and current economic climate would make such a business combination unfavorable.
RESPONSE:
     We have expanded our disclosure on page 26 to discuss why the Ladish board came to this conclusion, including why the management changes and current economic climate would make such a business combination unfavorable.
COMMENT NO. 28:
Please expand your disclosure regarding the October 6, 2009 meeting of ATI’s board. In particular, please provide the details relating to the following discussions that took place at the meeting:
•	The significance of recent trends in Ladish’s stock price;

•	The strategic rationale for the merger;

•	The potential synergies anticipated to result from the proposed merger;

•	The potential pro forma impact of the merger on ATI’s earnings per share; and

•	The relative contributions of ATI and Ladish to various financial metrics of the combined company, including whether the board reviewed any financial analysis or projections that were prepared by management, a financial advisor, or another third party.
RESPONSE:
     We have expanded our disclosure on page 27 regarding the October 6, 2009 meeting of ATI’s board of directors to provide the referenced details in accordance with the Staff’s comment.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

COMMENT NO. 29:
We note your disclosure that on October 13, 2009, ATI proposed that the form of consideration for the proposed merger would be ATI stock. Please disclose the reasons why an all-stock merger was originally proposed.
RESPONSE:
     We have revised our disclosure on page 27 to discuss the reasons why an all-stock merger was originally proposed.
COMMENT NO. 30:
Please revise your disclosure regarding the November 6, 2009 contact between Mr. Vroman and Mr. Hassey to disclose why Ladish’s long-term strategic plan for growth and expansion caused the Ladish board to conclude that it was not an appropriate time to pursue a business combination.
RESPONSE:
     We have revised our disclosure on page 27 regarding the November 6, 2009 contact between Mr. Vroman and Mr. Hassey to discuss why Ladish’s long-term strategic plan for growth and expansion caused the Ladish board to conclude that it was not an appropriate time to pursue a business combination.
COMMENT NO. 31:
Please disclose whether the interest expressed by Bidder X on March 25, 2010 in a business combination with Ladish was unsolicited. In addition, we note that during meetings of the Ladish board in August 2010, the board discussed other potential partners for a business combination. Please revise your disclosure to discuss whether any other potential partners were contacted, and the reasons for not pursuing those other potential partners.
RESPONSE:
     We have revised our disclosure on page 28 to disclose that the interest expressed by Bidder X on March 25, 1010 was unsolicited. We also have revised our disclosure on page 29 to discuss why other potential partners were not contacted.
COMMENT NO. 32:
We note your disclosure that in April 2010, ATI retained Credit Suisse Securities (USA) LLC as its financial advisor. However, there is no other disclosure about the role played by Credit

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

Suisse. Please advise us as to Credit Suisse’s role as financial advisor for ATI. We may have additional comments based on your response.
RESPONSE:
     Credit Suisse Securities (USA) LLC (“Credit Suisse”) was retained by ATI to assist ATI’s management in its analysis of the financial aspects of the merger, including compilation of data on other transactions in the special metals industry, compilation of analyst data and preparation of indicative values. Credit Suisse also assisted with certain aspects of due diligence. Credit Suisse did not make any presentations to the ATI board of directors, did not participate in the negotiation of the merger agreement and did not issue any written report or opinion with respect to the merger. We have added disclosure on page 28 regarding Credit Suisse’s activities on behalf of ATI.
COMMENT NO. 33:
We note that at the May 4, 2010 meeting of the Ladish board, representatives of Baird discussed with the Ladish board Baird’s preliminary valuation analyses. Please ensure that your disclosure provides a materially complete summary of the materials that were provided to the Ladish board, including all of the information required by Item 1015(b) of Regulation M-A. Please also provide us with a supplemental copy of such materials as requested in our comment above.
RESPONSE:
     We supplementally have provided the Staff with a copy of the materials provided to Ladish’s board of directors in connection with its May 4, 2010 meeting in response to the Staff’s Comment No. 2. We have revised our disclosure on page 28 to disclose the topics discussed by Baird with Ladish’s board of directors at that meeting.
COMMENT NO. 34:
With respect to your disclosure at the bottom of page 26, please revise your disclosure to identify the alternative structures and forms of consideration that were discussed in the conversations between ATI and Ladish, including the reasons for not pursuing such alternatives. Please also clarify the role of the financial advisors during this time.
RESPONSE:
     We have revised our disclosure on page 28 to clarify that the parties were in agreement that a business combination transaction between ATI and Ladish would be structured as a merger and that the amount of consideration, not the form of consideration, was discussed during that period of time. We also have revised our disclosure on page 28 to clarify the respective roles of the financial advisors during that period of time.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

COMMENT NO. 35:
We note that, as disclosed on page 27, the offers made by both Bidder X and ATI were “essentially equal.” Please disclose why Ladish decided to try to convince ATI, as opposed to Bidder X, to materially increase its offer.
RESPONSE:
     We have revised our disclosure on page 29 to discuss why Ladish decided to try to convince ATI, as opposed to Bidder X, to materially increase its offer.
COMMENT NO. 36:
We note your disclosure in the last paragraph on page 27 that Mr. Hassey proposed that Mr. Vroman ask the Ladish board of directors whether it would view favorably an offer of $48.00 per share of Ladish common stock, paid one half in shares of ATI and one half in cash. Please disclose how Mr. Hassey determined that this proposed offer was appropriate, and how the Ladish board of directors determined that such an offer was favorable.
RESPONSE:
     We have revised our disclosure on page 30 to discuss why Mr. Hassey proposed an offer of $48.00 per share of Ladish common stock, paid one half in shares of ATI common stock and one half in cash, was appropriate and how the Ladish board of directors determined that such an offer was favorable.
COMMENT NO. 37:
Please revise your disclosure regarding the November 4, 2010 meeting of the Ladish board to describe the presentation made by representatives of ATI regarding ATI’s plans for the combined company.
RESPONSE:
     We have revised our disclosure on page 31 to describe the presentation made by representatives of ATI regarding ATI’s plans for the combined company.
COMMENT NO. 38:
Please disclose the name of the director that dissented from the board’s determination that the proposed merger agreement and transactions contemplated thereby were advisable, fair to and in the best interests of Ladish and its shareholders. Please also disclose the reasons for such director’s dissent. See Item 4(a)(1) of Schedule 14A.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

RESPONSE:
     We have revised our disclosure on page 34 to identify the director that dissented from the determination by Ladish’s board of directors that the merger agreement and transactions contemplated thereby are advisable, fair to and in the best interests of Ladish and its shareholders. We also have disclosed on page 34 the reasons for such director’s dissent.
Ladish’s Reasons for the Merger; Recommendation of the Ladish Board of Directors, page 29
COMMENT NO. 39:
Please review and revise the disclosure throughout this section to clearly provide a reasonably detailed discussion that clearly elaborates on the conclusions drawn by the board as to the benefits or detriments of each factor. The current disclosure is often conclusory in nature or unclear.
RESPONSE:
     We have revised the disclosure throughout this section to provide a reasonably detailed discussion of the conclusions drawn by Ladish’s board of directors as to the benefits or detriments of each factor.
COMMENT NO. 40:
We note your disclosure on page 25 that Ladish declined to pursue a strategic combination with ATI because it was in the midst of executing a long-term strategic plan. Please explain how the Ladish board’s recent evaluation of Ladish’s long-term strategic plan was a factor supporting the board’s recommendation of the merger in light of the disclosure on page 25.
RESPONSE:
     We have revised our disclosure on page 32 to explain how the Ladish board of directors’ recent evaluation of Ladish’s long-term strategic plan was a factor supporting the board’s recommendation of the merger.
COMMENT NO. 41:
Please expand your disclosure to discuss the vertical integration that will result from the merger, including why this is necessary for Ladish to effectively compete.
RESPONSE:
     We have expanded our disclosure on page 32 to discuss the vertical integration that will result from the merger, including why this is necessary for Ladish to effectively compete.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

Opinion of Ladish’s Financial Advisor — Robert W. Baird & Co. Incorporated, page 31
COMMENT NO. 42:
We note your disclosure on page 32 that Baird evaluated potential interest from other parties and contacted one party, other than ATI, as directed by Ladish’s board. Please disclose whether this party was “Bidder X,” or another potential bidder.
RESPONSE:
     We have revised our disclosure on page 35 to indicate that the party contacted by Baird was Bidder X.
COMMENT NO. 43:
We note your disclaimer on page 34 that Baird’s opinion was prepared for Ladish’s board “and may not be relied upon, used for any other purpose or disclosed to any other party without its prior written consent.” We note a similar disclaimer on page 4 of Baird’s fairness opinion, which is attached as Annex B, including the statement that the opinion “should not be construed as creating any fiduciary duty on [Baird’s] part to any party.” Because it is inconsistent with the disclosures relating to the opinion, such limitations should be deleted from the prospectus and the fairness opinion. Alternatively, disclose the basis for Baird’s belief that shareholders cannot rely upon the opinion to support any claims against Baird arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Baird would have no effect on the rights and responsibilities of either Baird or the board of directors under the federal securities laws.
RESPONSE:
     We have provided disclosure on page 37 to indicate the basis for Baird’s belief that shareholders cannot rely upon the opinion to support any claims against Baird arising under applicable state law. We also have added disclosure to state that the availability of such a defense would have to be resolved by a court of competent jurisdiction. We further have disclosed that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Ladish board of directors under applicable state law or on the rights and responsibilities of Baird or the Ladish board of directors under the federal securities laws.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

COMMENT NO. 44:
The second full paragraph on page 34 contains language that appears to limit the extent to which investors are entitled to rely on your disclosure: “[t]he following summary, however, does not purport to be a complete description of the financial analyses performed by Baird.” We note a similar disclaimer on page 40. While appropriate disclaimers concerning the nature of a summary are permitted, please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion’s findings.
RESPONSE:
     We have revised our disclosures on pages 37 and 43 to remove the referenced language.
COMMENT NO. 45:
Please reconcile the following portion of the sentence in the second full paragraph on page 34 that “Baird’s opinion did not address the relative merits or risks of: (i) the merger, the merger agreement or any other agreements or other matters provided for, or contemplated by, the merger agreement . . .” with its opinion that the merger consideration was fair, from a financial point of view, to the holders of the Ladish common stock.
RESPONSE:
     We have revised our disclosure on page 37 to clarify that Baird’s opinion was solely with respect to the merger consideration and not with respect to any other terms or aspects of the merger.
Valuation of Ladish, page 34
COMMENT NO. 46:
We note that Baird performed both a Selected Publicly Traded Company Analysis and a Selected Acquisition Analysis. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions, including a description of the “general business, operating and financial characteristics” that were used to select such companies. Please also disclose whether any companies meeting Baird’s criteria were excluded from the analysis and the reasons for doing so.
RESPONSE:
     We have revised our disclosures on page 38 to provide additional information regarding the characteristics of the selected companies that were used in the selection process and why the selected companies were chosen from amongst the companies meeting Baird’s criteria.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

COMMENT NO. 47:
Please disclose the dates of the transactions that were used in the Selected Acquisition Analysis.
RESPONSE:
     We have revised our disclosure on page 40 to provide the dates of the transactions that were used in the Selected Acquisition Analysis.
Discounted Cash Flow Analysis, page 37
COMMENT NO. 48:
Please disclose the projected unlevered free cash flows used in Baird’s analysis. Further, please disclose how Baird selected the terminal values and how it determined the discounted rates of 13% to 17%.
RESPONSE:
     We have revised our disclosure on page 41 to indicate how Baird determined to use discounted rates of 13% to 17%. We understand that Baird did not provide the detail regarding unlevered free cash flow to Ladish’s board of directors.
Valuation of ATI, page 38
COMMENT NO. 49:
We note that Baird performed a Selected Publicly Traded Company Analysis as part of the valuation of ATI. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions, including a description of the “general business, operating and financial characteristics” that were used to select such companies. Please also disclose whether any companies meeting Baird’s criteria were excluded from the analysis and the reasons for doing so.
RESPONSE:
     We have revised our disclosures on page 40 to provide additional information regarding the characteristics of the selected companies that were used in the selection process and why the selected companies were chosen from amongst the companies meeting Baird’s criteria.
COMMENT NO. 50:
We note your disclosure on page 39 that the implied share equity values are based on the “multiples that Baird deemed relevant.” Please revise your disclosure to state how Baird selected the multiples that it used to calculate the implied per share equity values.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

RESPONSE:
     We have revised our disclosure on page 42 to discuss how Baird selected the multiples that it used to calculate the implied per share equity value.
COMMENT NO. 51:
We note your disclosure on page 39 that Baird prepared an analysis of the pro forma financial impact of the merger on ATI, and determined that the merger would be dilutive to the combined company’s diluted earnings per share in fiscal 2011. Please revise to disclose the analysis and results of the analysis that resulted in this conclusion.
RESPONSE:
     We note to the Staff that Baird’s analysis referred to in this comment was not a full pro forma analysis and did not consider the full impact of the merger. We have not included disclosure of the analysis or results of the analysis so as not to include potentially misleading information, but we have clarified on page 42 that only certain pro forma impacts were analyzed by Baird.
COMMENT NO. 52:
We note your disclosure on page 40 regarding compensation paid to Baird and past transactions with Baird. Please revise your disclosure to discuss:
•	The method of selection of Baird;

•	A description of any material relationship between Baird or its affiliates and Ladish or its affiliates during the past two years;

•	The compensation that Baird or its affiliates received for services provided to Ladish or its affiliates during the past two years;

•	The amount of fees that Baird or its affiliates has or will receive in connection with the proposed merger both as an aggregate amount and the amount that is contingent upon the merger being completed.
See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.
RESPONSE:
     We have revised our disclosure on page 43 in accordance with the Staff’s comment.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

ATI’s Reasons for the Merger, page 40
COMMENT NO. 53:
Please review the disclosure throughout this section to clearly explain how each particular factor is positive or negative, as the current disclosure is often conclusive in nature or unclear.
RESPONSE:
     We have revised the disclosures on page 45 to explain how each particular factor is positive or negative.
COMMENT NO. 54:
We note your statements on page 41 that ATI anticipates that the merger will be accretive to its annual adjusted earnings per share of common stock within 18 to 24 months after completion of the merger, that there will be potential annual pre-tax operating savings, and there will be pre-tax revenue enhancements. Please revise your disclosure to quantify each of these items.
RESPONSE:
     We have revised the disclosures on page 45 and have quantified the expected additional sales, pre-tax profits and annual reduction costs. We note to the Staff that we expect the merger to be accretive within 18 to 24 months after completion of the merger but have not estimated the cumulative accretion as of a particular date in that period.
Treatment of Outstanding Equity and Deferred Compensation Awards, page 42
COMMENT NO. 55:
We note your disclosure on page 42 that under the 2010 Plan, the number of shares of common stock that may be issued cannot exceed 500,000 shares, and that as of the date of the proxy statement/prospectus, 500,000 restricted stock units have been awarded. We further note your disclosure on page 43, and elsewhere in the prospectus, that certain Ladish directors and executive officers have the potential to receive unissued shares eligible for issuance under the 2010 Plan on the effective date of the merger. Given the disclosure on page 42, please clarify how many shares, if any, are eligible for issuance. Please revise your disclosure throughout the prospectus, as appropriate.
RESPONSE:
     We have revised our disclosure on page 46 to clarify the mechanics of the 2010 Plan. Because each outstanding restricted stock unit under the 2010 Plan will vest in full on the date of

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

the merger, with one share of Ladish common stock being deliverable to the holder of each restricted stock unit on that date, and because any shares authorized for issuance under the 2010 Plan which then remain unissued would be allocated on a pro rata basis to members of the eligible group under the 2010 Plan, 500,000 shares of Ladish common stock will be issued under the 2010 Plan on the date of the completion of the merger in any event, regardless of the number of restricted stock units then outstanding. Since 500,000 restricted stock units currently have been awarded under the 2010 Plan, there would be no such allocation of authorized but unissued shares absent the forfeiture of currently outstanding restricted stock units pursuant to the terms of the 2010 Plan prior to the date of the completion of the merger without the subsequent re-granting of those restricted stock units prior to the date of the completion of the merger. In the event that any restricted stock units are forfeited and not re-granted, the shares of Ladish common stock underlying those restricted stock units would be reallocated, potentially resulting in certain Ladish directors and executive officers receiving a portion of such unissued shares.
COMMENT NO. 56:
We note that you disclose the amount of deferred compensation as of September 30, 2010. Please update this to the most recent practicable date.
RESPONSE:
     We have updated the disclosures on page 48 to provide the deferred compensation amounts as of December 31, 2010.
Retention Pool, page 44
COMMENT NO. 57:
We note your statement that it is not possible to determine the amount that any executive officer will receive from the retention pool because you will not determine the allocation until shortly before, or at, the closing of the merger. Given the significant incentive that the retention pool presents to an eligible executive officer, please revise your disclosure to clearly state the specific executive officers that are eligible to receive a payment from the retention pool. In addition, please disclose any preliminary or draft allocations you have made with respect to such retention pool. Please similarly revise your disclosure regarding the retention pool under “Interests of Certain Persons in the Merger” on page 43, and elsewhere throughout the prospectus where you discuss the retention pool. Please also supplementally advise us as to why the determination of the final allocation will not be made until the closing of the merger.
RESPONSE:
     We have revised our disclosure on pages 3 and 48 to state that all executive officers of Ladish are eligible to receive a payment from the retention pool. We note to the Staff that no

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

preliminary or draft allocations have been made with respect to the retention pool. The determination of the final allocation will not be made until shortly before, or at, the closing of the merger because that is when ATI expects to have completed its determinations of the roles of the retention pool participants with the combined company, which will be very relevant for purposes of the allocation.
Board of Directors of ATI Following the Merger, page 45
COMMENT NO. 58:
Please revise your disclosure to also disclose each person who will serve as an executive officer following the merger, including the information required by Item 18(a)(7) of Form S-4.
RESPONSE:
     We have revised the disclosure on page 49 to identify the persons expected to be executive officers of ATI immediately following the merger.
The Merger Agreement, page 48
COMMENT NO. 59:
Please remove the word “certain” and clearly discuss all material provisions of the merger agreement. Please also remove the statement in the second sentence that the summary is not complete. A summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.
RESPONSE:
     We have revised the disclosure on page 52 to remove the language referenced in the Staff’s comment.
COMMENT NO. 60:
We note that the representations and warranties of ATI and Ladish are qualified by disclosure schedules, and that there are separate standalone conditions to completion of the merger agreement. Please provide us supplementally with a list that briefly identifies and summarizes the contents of the disclosure schedules and separate standalone conditions.
RESPONSE:
     We have revised the disclosure on page 52 to include additional discussion of the disclosure schedule. We supplementally are providing a list that briefly identifies and summarizes the contents of the disclosure schedules. We note to the Staff that there are no

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

separate standalone conditions to completion of the merger, and the conditions to completion of the merger set forth in the merger agreement are described under “The Merger Agreement — Conditions to the Closing of the Merger.”
COMMENT NO. 61:
Please note your disclosure that the representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement suggests that the merger agreement does not constitute public disclosure under the federal securities laws of the United States. Revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States.
RESPONSE:
     We have revised the disclosure on page 52 to remove the language referenced in the Staff’s comment.
COMMENT NO. 62:
We note your statement that investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of condition of ATI, LPAD, PADL or Ladish or any of their respective subsidiaries or affiliates. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise accordingly.
RESPONSE:
     We have revised the disclosure on page 52 to remove the language referenced in the Staff’s comment.
Material U.S. Federal Income Tax Consequences, page 61
COMMENT NO. 63:
The discussion that you provide regarding tax consequences should be based upon or should constitute an opinion of counsel. As each counsel is providing a short-form tax opinion, please revise your disclosure to clearly set forth each counsel’s opinion as to such matters. The revised disclosure should clearly identify each material tax consequence being opined upon and set forth each counsel’s opinion as to each identified tax item and should cite relevant authority and provide appropriate analysis. To the extent tax consequences are uncertain and counsel is not able to render a “will” opinion, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus. The revised discussion should also clearly state that the discussion is counsel’s

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

opinion. Further, please remove the disclaimer that the discussion is “intended to provide only a general summary” as this type of language may suggest that shareholders are not entitled to rely on the disclosure.
RESPONSE:
     We have revised the disclosure on page 65 to indicate that the full discussion that follows is the opinion of K&L Gates, counsel to ATI, and Foley & Lardner, counsel to Ladish. The section has been revised so that it constitutes a “will” opinion. We have removed the referenced disclaimer on page 65.
Undertakings, page II-3
COMMENT NO. 64:
Please provide the undertakings required by Items 512(a)(6) and 512(b) of Regulation S-K.
RESPONSE:
     We have added the undertaking set forth in Item 512(a)(6) on pages II-3 – II-4 in accordance with the Staff’s comment. The undertaking set forth in Item 512(b) of Regulation S-K was included in the original filing of the Form S-4 and remains on page II-4 in Amendment No. 1 to the Form S-4.
Exhibit 5.1
COMMENT NO. 65:
We note that counsel assumes no obligation to update or supplement its opinion to reflect any changes of law or fact that may occur. Please be advised that in order for you to become effective, it may be necessary for counsel to file an opinion dated closer to the effective date. Alternatively, counsel should remove the limitations from the opinion.
RESPONSE:
     We acknowledge the Staff’s comment. If necessary, K&L Gates LLP will file an opinion dated closer to the effective date.
Exhibit 8.1
COMMENT NO. 66:
Please have counsel revise its opinion to consent to the prospectus discussion of its opinion and being named in the registration statement, in addition to its consent to the reproduction of the opinion as an exhibit.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

RESPONSE:
     We have filed a revised Exhibit 8.1 in which K&L Gates has consented to the prospectus discussion of its opinion and being named in the registration statement, in addition to its consent to the reproduction of the tax opinion as an exhibit.
Exhibit 8.2
COMMENT NO. 67:
We note counsel’s statement that the disclosure under the heading “Material U.S. Federal Income Tax Consequences” is “accurate in all material respects and fairly presents the information provided . . .” Such a statement is not acceptable, as both the prospectus and short-form opinion must state clearly that the discussion in the applicable section of the prospectus is counsel’s opinion. Please have counsel revise its opinion accordingly. In addition, it is unclear as to the sections of the tax disclosure in the prospectus that are the opinion of K&L Gates LLP, and the sections that are the opinion of Foley & Lardner LLP. Please clarify.
RESPONSE:
     We have filed a revised Exhibit 8.2 in which Foley & Lardner LLP has revised its opinion to eliminate the referenced language. As noted in our response to the Staff’s Comment No. 63, we also have revised the disclosure on page 65 to indicate that the full discussion under the heading “Material U.S. Federal Income Tax Consequences” is the opinion of K&L Gates LLP and Foley & Lardner LLP.
COMMENT NO. 68:
We note that counsel states that its opinion is provided only as of the “date hereof,” and that counsel undertakes no responsibility to update its opinion. Please be advised that in order for you to become effective, it may be necessary for counsel file an opinion dated closer to the effective date. Alternatively, counsel should remove the limitations from the opinion.
RESPONSE:
     We acknowledge the Staff’s comment. If necessary, we will file an updated tax opinion of Foley & Lardner LLP dated closer to the effective date.
COMMENT NO. 69:
Counsel states that it consents to the references to its opinion in the registration statement. Such a statement is unclear. Please have counsel revise its opinion to consent to the prospectus discussion of its opinion and being named in the registration statement, in addition to its consent to the reproduction of the opinion as an exhibit.

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

RESPONSE:
     We have filed a revised Exhibit 8.2 in which Foley & Lardner LLP has consented to the prospectus discussion of its opinion and being named in the registration statement, in addition to its consent to the reproduction of the tax opinion as an exhibit.
COMMENT NO. 70:
Counsel states that the legal opinion is “solely” for the benefit of Ladish. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please have counsel delete this disclaimer from its opinion.
RESPONSE:
     We have filed a revised Exhibit 8.2 in which Foley & Lardner LLP has deleted the referenced disclaimer from its opinion.
Exhibit 99.2
COMMENT NO. 71:
We note that Baird states that its consent applies only to the current proxy statement included in the registration statement, and not to any amendments or supplements thereto. Please be advised that in order for you to become effective, Baird will have to file an updated consent.
RESPONSE:
     We have filed an updated consent of Baird in accordance with the Staff’s comment.
COMMENT NO. 72:
We note Baird’s qualification that its “opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose . . .” Please either delete this qualification or explain how such a qualification is appropriate in light of our comment above relating to similar disclaimers in Baird’s opinion.
RESPONSE:
     We call to the Staff’s attention that the referenced qualification is subject to Baird’s prior written consent. In addition the consent provided in Exhibit 99.2, on page B-4 of the proxy statement/prospectus, Baird states that “this letter may be reproduced in full in the Proxy Statement/Prospectus to be provided to the Company’s stockholders in connection with the Merger.”

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

Exhibit 99.3
COMMENT NO. 73:
All forms of proxy filed under Rule 14a-6(a) of Regulation 14A must be marked clearly “Preliminary Copies.” See Rule 14a-6(e)(1) of Regulation 14A, and revise.
RESPONSE:
     We have filed a revised Exhibit 99.3 which is marked as a preliminary copy in accordance with the Staff’s comment.
Allegheny Technologies Inc.
Form 10-Q for the quarterly period ended September 30, 2010
Note 6. Fair Value of Financial Instruments, page 10
COMMENT NO. 74:
With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding the nature of your cash equivalents and why the amounts are classified as Level 2 assets.
RESPONSE:
     Our cash equivalents balance at September 30, 2010 and December 31, 2009 that was reported as a Level 2 asset consisted of $181.2 million and $463.7 million, respectively, of institutional share investments in money market mutual funds. Upon further review of the fair value information, we have determined that these money market mutual funds have daily NAV pricing and our shares have quoted prices in active markets for identical assets. Therefore, our entire balance of cash equivalents is more appropriately classified as a Level 1 asset in the fair value hierarchy. As previously disclosed, our cash balance, which consists of deposits with banks, is considered a Level 1 asset. In future filings, we will adjust the classification of all of our cash and cash equivalents to be characterized as Level 1 assets.
* * *

Ms. Pamela A. Long
Securities and Exchange Commission
January 31, 2011

     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please contact me at 412-394-2800 at your earliest convenience.

Sincerely, ALLEGHENY TECHNOLOGIES INCORPORATED
By:	/s/ Jon D. Walton
Jon D. Walton
Executive Vice President, Human Resources, Chief Legal and Compliance Officer and Corporate Secretary